                                EXHIBIT 20.1


Quickturn Design Systems, Inc. Reports Results for 1996


Revenue Increases 28%, Operating Income Increases 39%

MOUNTAIN VIEW, CA - January 16, 1997 - Quickturn Design Systems, Inc. (NASDAQ: QKTN) today announced that for the year ended December 31, 1996, revenue was $104.4 million, an increase of 28% over 1995 revenue of $81.8 million. Operating income was $16.3 million, an increase of 39% over the operating income of $11.7 million in 1995. Net income was $12.6 million or $0.83 per share, compared to net income of $13.1 million or $0.90 per share in 1995.

Both the 1996 results and the results for the fourth quarter of 1996 include a net year-to-date tax benefit of $542,000 or $0.03 per share comprised of a one time recognition of deferred tax assets. Both the 1995 results and the results for the fourth quarter of 1995 include a net year-to-date tax benefit of $3.7 million or $0.26 per share comprised of a one time recognition of deferred tax assets of $6.0 million or $0.41 per share offset by an increased tax expense of $2.3 million or $0.15 per share.

Fourth quarter revenue of $28.8 million was up 25% over revenue of $23.0 million in the comparable period of 1995 and up 6% over the previous quarter of $27.2 million. Operating income was $4.8 million, an increase of 33% over the operating income of $3.6 million in the fourth quarter of 1995 and compared to operating income of $4.2 million in the third quarter of 1996. Net income was $4.1 million or $0.26 per share, compared to $6.6 million or $0.45 per share in the fourth quarter of 1995 and an increase of 29% over the net income of $3.2 million or $0.21 per share in the third quarter of 1996.

"Quickturn surpassed the $100 million threshold for the first time in the fiscal year just ended," said Keith Lobo, president and CEO of Quickturn. "This is a significant achievement in the electronic design automation (EDA) business, and a milestone of which we are all very proud. Looking forward, we intend to build on this success by continuing to offer solutions for our customers to deal with their most complex and difficult design verification problems."

For the second year in a row, Quickturn has been named to the Technology "Fast 50" list, honoring the fastest growing technology companies in the Silicon Valley. The list sponsors - Deloitte and Touche LLP, NASDAQ and Joint
Venture: Silicon Valley - name public and private technology-based companies to the list according to revenue growth in the preceding five years.

Quickturn Design Systems, Inc. is the industry pioneer in reprogrammable emulation products for system-level design verification. The company's products create a "virtual silicon(TM)" representation of an electronic design to permit concurrent verification of ASICs and full-custom ICs with system


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hardware and software. Quickturn's customers include the leading electronics companies in the high-performance computing, multimedia, graphics, and communications markets. Quickturn's verification solutions enable these companies to improve design quality, lower overall development cost, and shorten time to market. Quickturn Design Systems, Inc. is headquartered at 440 Clyde Avenue, Mountain View, CA 94043, telephone 415-967-3300. For more information, send e-mail to info@quickturn.com or visit the Quickturn website at www.quickturn.com.

                                   ###

Quickturn and virtual silicon are trademarks of Quickturn Design Systems, Inc.

                         QUICKTURN DESIGN SYSTEMS, Inc.
                  Condensed Consolidated Statements of Income
                  (amounts in thousands except per share data)

                                        Three Months Ended            Year Ended
                                             December 31,             December 31,
                                       ----------------------     -------------------
                                          1996*        1995**       1996*     1995**
                                       ----------   ----------    --------   --------
                                       (unaudited)  (unaudited)
Revenue                                  $28,786      $23,000     $104,370   $81,800
Cost of Revenue                            8,934        7,012       32,383    25,082
                                        --------      -------     --------   -------
     Gross Profit                         19,852       15,988       71,987    56,718

Operating expenses:
     Research and development              5,226        4,152       18,548    14,864
     Sales and marketing                   8,069        7,004       30,694    25,439
     General and administrative            1,751        1,216        6,476     4,681
                                        --------      -------     --------   -------
          Total operating expenses        15,046       12,372       55,718    44,984

Operating income                           4,806        3,616       16,269    11,734

Other income, net                            505          192        1,785       737
                                        --------      -------     --------   -------
     Net income before provision
        for (benefit from) income taxes    5,311        3,808       18,054    12,471

Provision for (benefit from) income
  taxes                                    1,216       (2,778)       5,415      (612)
                                        --------      -------     --------   -------
     Net income                          $ 4,095      $ 6,586      $12,639   $13,083
                                        --------      -------     --------   -------
                                        --------      -------     --------   -------

Net income per share                     $  0.26      $  0.45      $  0.83   $  0.90
                                        --------      -------     --------   -------
                                        --------      -------     --------   -------
Shares used in per share calculations     15,583       14,735       15,204    14,605
                                        --------      -------     --------   -------
                                        --------      -------     --------   -------


* The 1996 results include a net year-to-date tax benefit of $542,000 or $0.03 per share.
** The 1995 results include a net year-to-date-tax benefit of $3.7 million or $0.26 per share.



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                         QUICKTURN DESIGN SYSTEMS, Inc.
                      Condensed Consolidated Balance Sheets
                             (amounts in thousands)

                                               December 31,   December 31,
                                                   1996*          1995*
                                               ------------   ------------
ASSETS
  Current assets
     Cash and marketable securities               $34,225        $31,397
     Accounts receivable, net                      21,537         20,706
     Inventories                                   10,141          7,805
     Prepaid expenses and other current assets      8,369          7,285
                                                 --------       --------
         Total current assets                      74,272         67,193

  Marketable securities                            18,198          9,110
  Fixed assets, net                                11,032         13,003
  Other assets                                      5,351          3,478
                                                 --------       --------
                                                 $108,853       $ 92,784
                                                 --------       --------
                                                 --------       --------
LIABILITIES
  Current liabilities
     Current portion of long-term debt             $3,502         $3,401
     Accounts payable and accrued liabilities      15,414         16,716
     Deferred revenue                               8,151          3,538
                                                 --------       --------
         Total current liabilities                 27,067         23,655

  Long-term debt                                        0          3,502
                                                 --------       --------
                                                   27,067         27,157

STOCKHOLDERS' EQUITY
  Stockholders' equity                             81,786         65,627
                                                 --------       --------
                                                 $108,853       $ 92,784
                                                 --------       --------
                                                 --------       --------

*Derived from audited financial statements



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